Exhibit 99(n)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference and use in this Post-Effective Amendment No. 1 to Registration Statement No. 333-196648 on Form N-2 of our report dated May 30, 2014, relating to the financial statements of Lazard Alternative Strategies 1099 Fund (the “Fund”) (to be renamed Lazard Alternative Emerging Markets 1099 Fund) appearing in the Annual Report on Form N-CSR of the Fund for the year ended March 31, 2014, and in the Statement of Additional Information, which is part of such Registration Statement. We also consent to the references to us under the headings “Financial Highlights”, “Reports to Shareholders” and “Independent Registered Public Accounting Firm” in the Prospectus, which is part of such Registration Statement.

/s/Deloitte & Touche LLP

Princeton, New Jersey

November 10, 2014